STAR BULK CARRIERS CORP.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Str. Maroussi 15124
Athens, Greece
011-30-210-617-8400

February 11, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Star Bulk Carriers Corp.
Registration Statement on Form F-3 (File No. 333-252808)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on February 5, 2021, be accelerated so that it will be made effective at 5:00 p.m. Eastern Time on Wednesday, February 17, 2021, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Keith J. Billotti at (212) 574-1274 of Seward & Kissel LLP, counsel to the undersigned registrant.

Yours truly,

STAR BULK CARRIERS CORP.

By:	/s/ Petros Pappas
Name:	Petros Pappas
Title:	Chief Executive Officer